UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Join Day One, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   August 19, 2020

Physical Address of Issuer:

84 Oak Hill Rd, Oak Hill, NY 12460

Website of Issuer:

https://www.joindayone.com

Current Number of Employees:

1

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$87,312.23	$777,563
Cash & Cash Equivalents	$87,312.23	$777,533
Accounts Receivable	$0	$0
Short-term Debt	$4,656.41	$39,308
Long-term Debt	$0	$0
Revenues/Sales	$227,977.54	$179,282
Cost of Goods Sold	$1,163,962.75*	$389,222**
Taxes Paid	$0	$0
Net Income	($934,289.21)	($220,218)

*Total Expenses in the Company's financial statements.
**Total Operating Expenses in the Company's financial statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


April 24, 2023

FORM C-AR

JOIN DAY ONE, INC.


This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Join Day One, Inc. a Delaware corporation ("**Join Day One,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.joindayone.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our services and solutions are accessible within an acceptable load time. Additionally, natural disasters or other catastrophic occurrences beyond our control could interfere with access to our services.

A key element to our continued growth is the ability of our members, users, enterprises and professional organizations in all geographies to access our websites, services and solutions within acceptable load times. We may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our services simultaneously, and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these website performance problems within an acceptable period of time. We expect it will become increasingly difficult to maintain and improve our website performance, especially during peak usage times and as our solutions become more complex and our total user traffic increases. If our services are unavailable when users attempt to access them or they do not load as quickly as users expect, users may seek other websites or services to obtain the information for which they are looking, and may not return to our website or use our services as often in the future, or at all. This would negatively impact our ability to attract members, enterprises and professional organizations and increase engagement of our members and users. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

Our systems are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks and similar events. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services.

If our mentors' profiles are out-of-date, inaccurate or lack the information that users and customers want to see, we may not be able to realize the full potential of our network, which could adversely impact our business.

If our mentors do not update their information or provide accurate and complete information, or the members do not establish sufficient connections, the value of our network may be negatively impacted because our value proposition as an entrepreneurship network and as a source of accurate and comprehensive data will be weakened. We must provide features and products that demonstrate the value of our network to our mentors and members and motivate them to contribute additional, timely and accurate information to their profile and our network. If we fail to successfully motivate our mentors and members to do so, our business and operating results could be adversely affected.

If we are unable to effectively operate on mobile devices, our business could be adversely affected.

The number of people who access online services through mobile devices, such as smart phones, handheld tablets and mobile telephones, as opposed to personal computers, has increased dramatically in the past few years and is projected to continue to increase. If the mobile solutions we have developed do not meet the needs of prospective members, current members or customers, they may not sign up and our business could suffer. We may not be successful in maintaining and developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. Each manufacturer or distributor may establish unique technical standards for its devices, and our products and services may not work, or be easily accessible or viewable on these devices as a result. As new devices and platforms are continually being released, it is difficult to predict the challenges we may encounter in developing versions of our solutions for use on these alternative devices, and we are devoting significant resources to the support and maintenance of such devices.

Our business may be adversely impacted if we are unable to attract and retain additional members who actively use our services.

If the number of our members does not meet our expectations, if the rate at which we add new members slows or declines or if we are unable to increase the breadth and frequency of our members, then our business may not grow as fast as we expect.

We collect, process, store, share, disclose and use personal information and other data, which subjects us to governmental regulations and other legal obligations related to privacy and security, and our actual or perceived failure to comply with such obligations could harm our business.

We collect, process, store, share, disclose and use information from and about our members, customers and users, including personal information and other data, and we enable our members to passively and proactively communicate and share news and other information into and across our platform. There are numerous laws around the world regarding privacy and security, including laws regarding the collection, processing, storage, sharing, disclosure, use and security of personal information and other data from and about our members and users. The scope of these laws is changing, subject to differing interpretations, may be costly to comply with, and may be inconsistent among countries and jurisdictions or conflict with other rules.

We strive to comply with applicable laws, policies, and legal obligations and certain applicable industry codes of conduct (such as the Digital Advertising Alliance's self-regulatory principles for online behavioral advertising) relating to privacy and data protection and are subject to the terms of our privacy policies and privacy-related obligations to third parties. However, these obligations may be interpreted and applied in new ways and/or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Data privacy and security are active areas and new laws and regulations are likely to be enacted.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to members, customers or other third parties, our data disclosure and consent obligations, or our privacy or security-related legal obligations, or any compromise of security that results in the unauthorized disclosure, transfer or use of personal or other information, which may include personally identifiable information or other member data, may result in governmental enforcement actions, litigation or public statements critical of us by consumer advocacy groups or others

5

and could cause our members and customers to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties we work with, such as customers, vendors or developers, violate applicable laws, our policies or other privacy or security-related obligations, such violations may also put our members' information at risk and could in turn have an adverse effect on our business. Governmental agencies may also request or take member or customer data for national security or informational purposes, and also can make data requests in connection with criminal or civil investigations or other matters, which could harm our reputation and our business.

We face competition in the market for online professional networks from social networking sites and Internet search companies, among others, as well as continued competition for customers.

We face significant competition in all aspects of our business, and we expect such competition to increase, particularly in the market for online professional networks and engagement of professionals.

Our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on our market and could directly compete with us. Smaller companies, including application developers, could also launch new products and services that compete with us and that could gain market acceptance quickly. We may also face competition if we shift our focus of development to new or different products or separate areas of our business.

A number of these companies may have greater resources than us, which may enable them to compete more effectively. Users of social networks may choose to use, or increase their use of, those networks for professional purposes, which may result in those users decreasing or eliminating their use of our services. Companies that currently focus on social networking could also expand their focus to professionals. We and other companies have historically established alliances and relationships with some of these companies to allow broader exposure to users and access to data on the Internet. We may also, in the future, establish alliances or relationships with other competitors or potential competitors. To the extent companies terminate such relationships and establish alliances and relationships with others, our business could be harmed. Additionally, other companies that provide content for professionals could develop more compelling offerings than ours. This could impact the engagement of our members and adversely impact our ability to sell and renew subscriptions to our members. Specifically, we compete for members as discussed below.

Members-professional networks. The space for online professional networks is rapidly evolving. Other companies such as Facebook, Google, Microsoft, LinkedIn, and Twitter are developing, have developed or could develop solutions that compete with ours. Further, some of these companies are partnering with third parties to offer products and services that could compete with ours. Additionally, we face competition from a number of companies outside the United States that provide online professional networking solutions. We also compete against smaller companies that focus on groups of professionals within a specific industry or vertical. Our competitors may announce new products, services or enhancements that better address changing industry standards or the needs of members and customers. Any such increased competition could cause pricing pressure, loss of business or decreased member activity, any of which could adversely affect our business and operating results. Internet search engines could also change their methodologies in ways that adversely affect our ability to optimize our page rankings within their search results.

If we do not continue to attract new customers, or if existing customers do not renew their subscriptions, renew on less favorable terms, or fail to purchase additional solutions, we may not achieve our revenue projections, and our operating results would be harmed.

In order to grow our business, we must continually attract new customers, sell additional solutions to existing customers and reduce the level of non-renewals in our business. Our ability to do so depends in large part on the success of our sales and marketing efforts. We may not accurately predict future trends with respect to rates of customer renewals, upgrades and expansions.

Our customer base and our customers' renewal rates may decline or fluctuate because of several factors, including the prices of products and services offered by our competitors. If we do not attract new or renew on less favorable terms, revenue may grow more slowly than expected or decline.

Ultimately, attracting new customers and retaining existing customers requires that we continue to provide high quality solutions that our customers value. We must continue to demonstrate to our customers that using our services is the most effective and cost-efficient way to maximize their results. We may not be successful with these products, or our customers or members may not be receptive to them. Finally, we may not be able to retain existing customers or attract new customers if we fail to provide high quality services, if customers are unable to realize the value of our services, or if we are not able to measure and demonstrate the value that our services provide.

We depend on highly-skilled talent to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly-skilled talent. Our ability to execute efficiently is dependent upon contributions from all of our employees, in particular our senior management team. Key institutional knowledge remains with a small group of long-term employees whom we may not be able to retain. We may not be able to retain the services of any of our long-term employees or other members of senior management in the future. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed.

Our business depends on continued and unimpeded access to the Internet and mobile networks by us and our members on personal computers and mobile devices. If government regulations relating to the Internet or mobile networks or other areas of our business change, if Internet access providers are able to block, degrade, or charge for access to certain of our products and services, or if third parties disrupt access to the Internet, we could incur additional expenses and the loss of members and customers.
Our products and services depend on the ability of our members and customers to access our online services through their personal computers and mobile devices. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, and government-owned service providers, any of whom could take actions that degrade, disrupt, or increase the cost of user access to our products or solutions, which would, in turn, negatively impact our business. In addition, Internet or network access could be disrupted by other third parties. Further, the adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet and mobile networks, including laws limiting Internet neutrality, could decrease the demand for our subscription service or the usage of our services and increase our cost of doing business.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that we will continue to depend on relationships with various third parties, including access to platforms and content providers and distributors to grow our business, and mentors. Identifying, negotiating and maintaining relationships with third parties require significant time and resources, as does integrating third-party content and technology. Our competitors may be effective in providing incentives to these parties to favor their solutions or may prevent us from developing strategic relationships with these parties. These third parties may decide that working with us is not in their interest. In addition, these third parties may not perform as expected under our agreements with them. It is possible that these third parties may not be able to devote the resources we expect to the relationship or they may terminate their relationships with us. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our business could be impaired, and our operating results would suffer. Even if we are successful, these relationships may not result in improved operating results.

Token Risks.

The tokens may be subject to security weakness, hackers, or theft and may malfunction or function in an unexpected manner. In addition to the risks listed above, there may be risks regarding the tokens that are not foreseen or fully appreciated by the management.

New regulations may materially adversely affect the development and adoption of the tokens.

Regulations of cryptocurrencies, blockchain technologies, and cryptocurrencies are currently underdeveloped and likely to rapidly evolve. Legislative and executive bodies may adopt laws and regulations that could impact the development and growth of Company.

We are not currently registered to conduct business in the State of New York.

The Company is incorporated in and licensed to do business in the State of Delaware. The Company's headquarters are located in the State of New York. The Company has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in New York. The Company intends to engage in all such actions as promptly as possible.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Join Day One, Inc. is a community and learning platform that provides connections, education, support, and confidence to supercharge entrepreneurship. Join Day One, LLC was formed as a limited liability company on August 19, 2020, which converted to a corporation on August 27, 2021.

The Company conducts business in the United States and sells products and services through the internet throughout the United State and internationally.

Day One operates as a paid membership, combining the best of an ongoing and growing community, with the best of cohort based courses. We offer three tiers of monthly and yearly memberships. Entrepreneurs join, and immediately tap into the network, private events, exclusive resources, and cohort-based learning. All at a price point that is 10x less than a traditional university.

Business Plan

In our first 2 years, we launched and refined our education model. Now, we're launching monthly memberships that lower the price of entry, and focusing on growing our community.

- We scale to hundreds of thousands of members by making select content free and driving an SEO strategy, network-led referrals, and performance marketing.
- As we scale, we grow our margins and build a defensible moat. "The Community Flywheel" drives more value to each member as we grow.
- We'll build out our community and learning platform to keep the tight-knit feel & continually drive down costs. This allows us to deliver software-like gross margins > 70% at scale.

The Company's Products and/or Services

Product / Service	Description	Current Market
Community Membership	Access to a community of entrepreneurs, events with guest speakers, and curated resources	Aspiring entrepreneurs
Fellowship Membership	Access to live, cohort-based learning programs that cover fundamental entrepreneurial topics	Aspiring entrepreneurs
Coaching Membership	Access to 1:1 and group coaching	Aspiring entrepreneurs

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our closest competitors are online, cohort-based course platforms like Reforge or Section4 - but these focus on general business and tech skills. They don't focus on entrepreneurship, nor are they building a community for entrepreneurs.

Other competitors include online university programs - like HBX or Wharton Extension School - that do offer some programs for entrepreneurs, but don't offer high-touch learning or ongoing community.

Lastly, startups like On Deck or Launch House offer community for entrepreneurs - but they focus on a specific niche of VC focused founders, and don't offer or focus on entrepreneurial education.

Customer Base

Our customers are primarily aspiring/new entrepreneurs, who come from a diversity of backgrounds and are building a variety of different business types.

Supply Chain

We don't offer any physical products, but we do rely on certain tech platforms to deliver our community and learning programs. We use and have used a combination of platforms including Slack, Heartbeat, Notion, Luma, Teachable, Zoom to deliver our services.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrew Hutton	Co-Founder and Chief Executive Officer	Day One: Founder and CEO (July 2020 – Present); Lead strategy, fundraising, hiring, design and delivery of Day One's services and offerings. Human Ventures: Chief Innovation Officer (June 2017 – July 2020); Led the design and launch of new startups, responsible for guiding founders through venture design process.	M.S. Strategic Design & Management: Parsons School of Design – 2014 B.A. Economics & Political Science: Wheaton College - 2010
Jake Hurwitz	Chief Marketing Officer	Day One: CMO (April 2022 - Present); Lead all marketing and brand activities. Thursday Club: Founder (April 2017 - Present); Curate dinner parties for entrepreneurs and creatives.	B.A. Strategy in Entrepreneurship: University of Colorado Boulder – 2017

		On Deck: Director Venture Studio Forum (July 2021 – October 2021); Lead the Venture Studio Forum business unit. Jack Spades: Partner (April 2020 – July 2021); Partner with responsibilities to advise and support venture studios across the globe. Global Startup Studio Network: Co-Founder (October 2018 - October 2019); Led marketing and network activities for a global network of startup studios.	
Pam Narowski	Chief Experience Officer	Day One: CXO (April 2022 - Present); Lead all program and community design and execution. X Genesis: VP of Program (December 2019 – February 2022); Lead all program design and execution. 10.10.10: Consultant (June 2019 - December 2019); Advise on program design, delivery, and user experience.	B.S. Secondary Education and Teaching: Nyack College – 2008
Kristin Fulton	Director of Operations	Day One: Director of Operations (June 2022 - Present); Manage all program and company operations. X Genesis: Director of Operations (February 2020 – June 2022); Led all program and company operations. Freelance Startup Consultant (March 2019 – March 2021); Advise and support startups as operations lead.	B.A. Design Management: The Art Institute – 2014
Rahul Brahmbhatt	Co-Founder and Chief Operations Officer	Day One: Founder and COO (July 2020 - Present); Lead all team operations, finance, HR, and support product strategy. Venture University: Venture Partner (September 2019 – July 2020); Key responsibilities included - Deal sourcing - Pitch deck review - Due diligence - Financial modeling - Angel investing Antler: Founder in Residence (March 2020 – June 2020); Explore new venture opportunities and advise early stage entrepreneurs.	B.S. Chemical Engineering: University of Texas – 2001 B.I.S Sport Management: George Mason - 2009

Biographical Information

Andrew and Rahul founded Day One in the summer of 2020. Andrew's career started in consulting, where he built capabilities around helping organizations to innovate. At the same time, Andrew was teaching design thinking at Parsons School of Design in New York City. He then took these skills and experiences and joined a venture studio, where he learned the ins and outs of launching a new startup. All these experiences directly led to the launch and growth of Day One.

Rahul joined Andrew in the summer of 2020 after spending a couple of years breaking into the venture ecosystem. He joined an investing fellowship and started writing angel checks. He joined a founder residence to explore business ideas. Ultimately he joined Andrew in building Day One and brings his experience leading organizations, and his empathy for the customer going on an entrepreneurial journey.

Day One's leadership team includes Pam Narowski and Jake Hurwitz, both of whom have spent large portions of their careers building a venture studio and supporting entrepreneurs both inside venture studios and as consultants. Jake brings a marketing and design skillset, and Pam brings an education skillset, and round out the core leadership team.

Kristin Fulton leads individual functions at Day One. She bring relevant expertise in her fields, having held roles in her specific function before joining Day One.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 1,012,500 shares of common stock of which 927,500 are issued and outstanding, par value $0.001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	927,500
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	72.94%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Amount Outstanding	$87,950
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap = $10,000,000 for each investor who invested during the first tranche of the Offering, which included the initial subscriptions amounting up to and including a sum of $250,000.00 USD and $12,000,000 for each investor who invested during the second tranche of the Offering, which included all subscriptions from $250,000.01 USD to $1,070,000.00 USD
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.73%

Type	SAFE
Amount Outstanding	$250,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $5,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.55%

Type	SAFE
Amount Outstanding	$755,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $5,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.10%

Type	2021 Equity Incentive Plan
Amount Authorized / Amount Outstanding	85,000 / 20,000
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more options which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.68%

Outstanding Debt

As of the date of this Form C-AR, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Rahul Brahmbhatt	280,938 shares of Common Stock	30.29%
Andrew Hutton	444,062 shares of Common Stock	47.88%
Human Ventures, LLC	202,500 shares of Common Stock	21.83%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$229,674	($931,833)	$0

Liquidity and Capital Resources

On December 15, 2022, the Company closed an offering pursuant to Regulation CF and raised $87,950.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$755,000	13 SAFEs	General Working Capital	October 5, 2021 - December 23, 2021	Section 4(a)(2)
SAFE	$250,000	1 SAFE	General Working Capital	November 23, 2021	Section 4(a)(2)
Common Stock	$992.50	992,500 shares of Common Stock	General Working Capital	November 23, 2021 - Present	Section 4(a)(2)
Stock Options	N/A	$20,000 shares of Common Stock	N/A	June 16, 2022	Rule 701
Crowd SAFE	$87,950	$87,950 face value of Crowd SAFEs	General Working Capital	December 15, 2022	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- In November 2021, the Company entered into a Restricted Stock Purchase Agreement with Andrew Hutton under which the Company sold, and Mr. Hutton purchased, 444,062 shares of common stock at a per share purchase price of $0.001, for an aggregate purchase price of $444.062.
- In November 2021, the Company entered into a Restricted Stock Purchase Agreement with Rahul Brahmbhatt under which the Company sold, and Mr. Brahmbhatt purchased, 280,938 shares of common stock at a per share purchase price of $0.001, for an aggregate purchase price of $280.938.
- In July 2022, the Company entered into a Common Stock Purchase Agreement with Human Ventures, LLC under which the Company sold, and Human Ventures, LLC purchased, 2,500 shares of common stock at a per share purchase price of $0.001, for an aggregate purchase price of $2.50, in the form of payment for prior services rendered.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Andrew Hutton
_____
(Signature)

Andrew Hutton
_____
(Name)

Co-Founder and CEO
_____
(Title)

I, Andrew Hutton, the Chief Executive Officer of Join Day One, Inc., certify that the financial statements of Join Day One, Inc., included in this Form C-AR are true and complete in all material respects.

/s/ Andrew Hutton
_____
(Signature)

Andrew Hutton
_____
(Name)

Co-Founder and CEO
_____

April 24, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Hutton
_____
(Signature)

Andrew Hutton
_____
(Name)

Director
_____
(Title)

April 24, 2023
_____
(Date)

/s/ Rahul Brahmbhatt
_____
(Signature)

Rahul Brahmbhatt
_____
(Name)

Director
_____
(Title)

April 24, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Financial Statements

Day One

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (3096) - 2	87,312.23
Checking (0484)	0.00
Startup MMA (3104) - 2	0.00
Total Bank Accounts	**$87,312.23**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Prepaid Expenses	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$87,312.23**
TOTAL ASSETS	**$87,312.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Credit Card	3,601.75
SVB Credit Card - All Cards	1,054.66
Total Credit Cards	**$4,656.41**
Other Current Liabilities	**$0.00**
Total Current Liabilities	**$4,656.41**
Total Liabilities	**$4,656.41**
Equity	
Common Stock	1,000.00
Paid-In Capital or Surplus	1,243,411.66
Retained Earnings	-227,466.63
Net Income	-934,289.21
Total Equity	**$82,655.82**
TOTAL LIABILITIES AND EQUITY	**$87,312.23**

Day One

Profit and Loss
January - December 2022

	TOTAL
Income	
Returns and Discounts	-6,178.32
Sales	234,155.86
Total Income	**$227,977.54**
GROSS PROFIT	**$227,977.54**
Expenses	
Advertising & Marketing	155,334.68
Auto Mileage Reimbursements	374.95
Bank Charges & Fees	2,727.00
Computer and Internet Expense	22,881.41
Domain Hosting	410.83
SaaS Fees	382.55
Software Platform	1,717.05
Software Subscription	8,523.67
Total Computer and Internet Expense	**33,915.51**
Continuing Education	8.65
Contractors	349,478.20
Events Expense	257.22
Gifts	291.99
Insurance	1,957.45
Dental and Vision Insurance	1,139.07
Health Insurance	14,528.05
Workers Comp	532.82
Total Insurance	**18,157.39**
Intern Expense	12,439.00
Legal & Professional Services	37,992.00
Meals & Entertainment	4,912.83
Miscellaneous Expenses	470.80
Office Supplies & Software	1,003.19
Payroll Expenses	0.00
Employee Salary	487,086.38
Payroll Taxes	39,428.65
SUTA Expense	774.74
Total Payroll Taxes	**40,203.39**
Total Payroll Expenses	**527,289.77**
Payroll Fees	520.56
Reimbursable Expenses	0.00
Shipping Expense	116.40
Taxes & Licenses	464.00

Day One

Profit and Loss

January - December 2022

	TOTAL
Travel	18,208.61
Total Expenses	**$1,163,962.75**
NET OPERATING INCOME	**$ -935,985.21**
Other Income	
Credit Card Rewards	1,512.00
Other Income	184.00
Total Other Income	**$1,696.00**
NET OTHER INCOME	**$1,696.00**
NET INCOME	**$ -934,289.21**